EXHIBIT 21.1

Subsidiaries of Tangoe, Inc.

Name	Jurisdiction of Organization

Tangoe EU B.V.	Netherlands

Tangoe (China) Co., Ltd.	China

ttmobiles Limited	United Kingdom

Tangoe Canada, Inc.	Canada

Tangoe PTY Limited	Australia

Tangoe India Softek Services Private Limited	India

Tangoe-PL, Inc.	Delaware

ProfitLine GmbH	Germany

ProfitLine UK Limited	United Kingdom